UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG Second Quarter 2017 Report, which appears immediately following this page.

UBS Group AG and significant regulated subsidiaries and
sub-groups

Second quarter 2017 Pillar 3 report

Table of contents
UBS Group AG consolidated
2	Section 1 Introduction
3	Section 2 Risk-weighted assets
8	Section 3 Going and gone concern requirements and eligible capital
15	Section 4 Leverage ratio
18	Section 5 Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
22	Section 1 Introduction
22	Section 2 UBS AG standalone
25	Section 3 UBS Switzerland AG standalone
30	Section 4 UBS Limited standalone
30	Section 5 UBS Americas Holding LLC consolidated

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Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Introduction

Regulatory framework and scope of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This quarterly report provides Pillar 3 disclosures for UBS Group AG on a consolidated basis. As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG is required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital information as of 30 June 2017 for UBS Group AG consolidated is provided in the “Capital management” section of our second quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors.

Additional semiannual Pillar 3 disclosures for UBS Group AG consolidated are provided in our separate UBS Group AG 2017 semiannual Pillar 3 report, which will be available from 3 August 2017 under “Pillar 3 disclosures” at www.ubs.com/investors.

Pillar 3 rules also require us to disclose certain regulatory information for the significant banking subsidiaries UBS AG, UBS Switzerland AG and UBS Limited, as well as the significant sub-groups under UBS AG and UBS Americas Holding LLC. This information is provided in the “Significant regulated subsidiaries and sub-groups” section of this report.

Except where indicated, UBS Pillar 3 disclosures are based on phase-in rules under the Basel III framework, as implemented by the Swiss Federal Council’s revised Swiss Capital Adequacy Ordinance and as required by FINMA regulation.

BCBS publishes enhanced Pillar 3 disclosure requirements

In March 2017, the Basel Committee on Banking Supervision (BCBS) issued the consolidated and enhanced framework of the Pillar 3 disclosure requirements. This draft includes the following enhancements: i) all existing BCBS disclosure requirements have been consolidated into the Pillar 3 framework, including the composition of capital, the leverage ratio, the liquidity ratios, the indicators for determining global systemically important banks (G-SIBs), the countercyclical capital buffer, interest rate risk in the banking book and remuneration; ii) a “dashboard” of banks’ key prudential metrics has been introduced; iii) a new requirement has been included for banks to break down prudential valuation adjustments as well as the underlying calculation methodology; and iv) ongoing reforms have been incorporated into the regulatory framework, such as the total loss-absorbing capacity regime for G-SIBs and the revised market risk framework.

The implementation dates for these consolidated and enhanced BCBS requirements are staggered from year-end 2017 to 2019. The related FINMA regulation is expected to be completed during 2017, with implementation dates in 2018 and 2019.

Format, frequency and comparability of Pillar 3 disclosures

Certain Pillar 3 disclosures follow a fixed format defined by FINMA, whereas other disclosures are flexible and may be modified to a certain degree to present the most relevant information. Pillar 3 requirements are presented under the relevant FINMA table / template reference (e.g., OV1, CR8). Pillar 3 disclosures may also include column or row labeling as prescribed by FINMA. Naming conventions used in our Pillar 3 disclosures are based on the FINMA guidance and may not reflect UBS's own naming conventions. The reporting frequency for each disclosure follows the respective FINMA-specified interval, which is either quarterly, semiannual or annual. For more information on disclosure frequencies, refer to the Basel III Pillar 3 UBS Group AG 2016 report under “Pillar 3 disclosures” at www.ubs.com/investors. Comparative-period information and commentary on movements is provided in line with the FINMA-specified frequency.

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Measures of risk exposure may differ, depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required to underpin those risks. The calculation of risk-weighted assets (RWA) follows the Bank for International Settlements (BIS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council.

→   Refer to the Basel III Pillar 3 UBS Group AG 2016 report under “Pillar 3 disclosures” at www.ubs.com/investors  for more information

RWA development in the quarter

The table below provides an overview of RWA and the related minimum capital requirements by risk type. During the second quarter of 2017, phase-in RWA increased by CHF 14.7 billion to CHF 237.8 billion. The increase was mainly driven by a CHF 5.3 billion increase in counterparty credit risk and a CHF 5.3 billion increase in credit risk. Furthermore, market risk RWA increased by CHF 4.3 billion. The flow tables on the next pages provide further detail on the movements in credit risk, counterparty credit risk and market risk RWA in the second quarter of 2017. More information on capital management and RWA, including detail on movements in RWA during the second quarter of 2017, is provided on pages 60–61 of our second quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
		a	b	c
		RWA¹		Minimum capital requirements²
CHF million		30.6.17	31.3.17	30.6.17
1	Credit risk (excluding counterparty credit risk)	94,647	89,317	7,572
2	of which: standardized approach (SA)³	22,892	22,458	1,831
3	of which: internal ratings-based (IRB) approach	71,755	66,859	5,740
4	Counterparty credit risk⁴	34,060	28,808	2,725
5	of which: SA for counterparty credit risk (SA-CCR)⁵	10,587	8,953	847
6	of which: internal model method (IMM)⁶	23,474	19,854	1,878
7	Equity positions in banking book under market-based approach⁷	2,393	2,367	191
8	Equity investments in funds – look-through approach⁸
9	Equity investments in funds – mandate-based approach⁸
10	Equity investments in funds – fall-back approach⁸
11	Settlement risk	478	340	38
12	Securitization exposure in banking book	1,897	1,986	152
13	of which: IRB ratings-based approach (RBA)	1,373	1,339	110
14	of which: IRB supervisory formula approach (SFA)	523	647	42
15	of which: SA / simplified supervisory formula approach (SSFA)
16	Market Risk	13,667	9,324	1,093
17	of which: standardized approach (SA)	378	378	30
18	of which: internal model approaches (IMM)	13,289	8,946	1,063
19	Operational risk	79,422	79,422	6,354
20	of which: basic indicator approach
21	of which: standardized approach
22	of which: advanced measurement approach	79,422	79,422	6,354
23	Amounts below thresholds for deduction (250% risk weight)⁹	11,254	11,573	900
24	Floor adjustment¹⁰	0	0	0
25	Total	237,818	223,137	19,025

1 Based on phase-in rules.    2 Calculated based on 8% of RWA.    3 Includes non-counterparty-related risk not subject to the threshold deduction treatment (30 June 2017: RWA CHF 8,493 million; 31 March 2017: RWA CHF 8,457 million). Non-counterparty-related risk (30 June 2017: RWA CHF 9,449 million; 31 March 2017: RWA CHF 9,557 million), which is subject to the threshold treatment, is reported in line 23 “Amounts below thresholds for deduction (250% risk weight).”    4 Excludes settlement risk, which is separately reported in line 11 “Settlement risk.” Includes credit valuation adjustments and RWA with central counterparties.    5 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2018. The split between line 5 and 6 refers to the calculation of the exposure measure.    6 Includes advanced credit valuation adjustment (30 June 2017: RWA CHF 2,707 million; 31 March 2017: RWA CHF 2,829 million).    7 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (30 June 2017: RWA CHF 1,804 million; 31 March 2017: RWA CHF 2,015 million) and are separately included in line 23 “Amounts below thresholds for deduction (250% risk weight).”    8 New regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2018.    9 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    10 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions does not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. Refer to “Recent developments” section of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors for the status of the finalization of the BCBS capital framework, where the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group AG consolidated

Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7

References from the below table link to the line numbers provided in the movement tables below and on the next page.

Reference	Description	Definition
2	Asset size	Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3	Asset quality / Credit quality of counterparties

Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, such as counterparty ratings, loss given default estimates or credit hedges.

4	Model updates

Movements arising from the implementation of new models and from parameter changes to existing models. The RWA effect of model updates is estimated based on the portfolio at the time of the change implementation.

5	Methodology and policy

Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator. The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the change implementation.

6	Acquisitions and disposals

Movements as a result of disposal or acquisition of business operations, quantified based on the credit risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under asset size.

7	Foreign exchange movements	Movements as a result of exchange rate changes of the transaction currencies against the Swiss franc.
8	Other	Movements due to changes that cannot be attributed to any other category.

Credit risk RWA development in the quarter

Credit risk RWA increased by CHF 4.9 billion to CHF 71.8 billion as of 30 June 2017.

The RWA increase from model updates of CHF 6.8 billion was primarily driven by CHF 6.0 billion from the implementation of changes to the probability of default (PD) and loss given default (LGD) parameters for income-producing real estate exposures (IPRE), as well as changes to the LGD parameters for exposures to multinationals, sovereigns and financial institutions. An additional increase of CHF 0.8 billion was driven by the implementation of changes to PD and LGD parameters for Lombard exposures and of revised credit conversion factors (CCFs) for construction loans.

The RWA decrease from methodology and policy changes of CHF 1.4 billion includes the effect from the reduction in FINMA regulatory add-ons of CHF 1.9 billion and was primarily due to the aforementioned updates to PD and LGD parameters, partly offset by an increase in the IRB multiplier on Investment Bank exposures to corporates. Furthermore, certain exposures for highly rated securities held for liquidity purposes, which were previously treated with the standardized approach, are now treated with the advanced approach. The increase of CHF 0.5 billion in IRB credit risk RWA was partly offset by a CHF 0.3 billion decrease in RWA under the standardized approach, which is not part of this table.

CR8: RWA flow statements of credit risk exposures under IRB
		a
CHF million		RWA
1	RWA as of 31.3.17	66,859
2	Asset size	(289)
3	Asset quality	589
4	Model updates	6,842
5	Methodology and policy	(1,399)
5a	of which: regulatory add-ons	(1,946)
6	Acquisitions and disposals	0
7	Foreign exchange movements	(847)
8	Other	0
9	RWA as of 30.6.17	71,755

Counterparty credit risk RWA development in the quarter

Counterparty credit risk (CCR) RWA under internal model method (IMM) and value-at-risk (VaR) increased by CHF 3.7 billion during the second quarter of 2017. The RWA increase of CHF 5.1 billion from model updates was partly offset by a reduction of CHF 0.9 billion from asset size movements.

An increase of CHF 2.8 billion from model updates was the result of the implementation of changes to the LGD parameters for exposures to multinationals, sovereigns and financial institutions. An additional increase of CHF 2.3 billion was due to higher RWA for derivative exposures, driven by an update of the stress period used for the Basel III exposure-at-default calculation.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)¹
		a1	a2	a
		Derivatives	SFTs	Total Amounts
CHF million		Subject to IMM	Subject to VaR	(sum of a1 and a2)
1	RWA as of 31.3.17	13,250	3,775	17,025
2	Asset size	(905)	24	(881)
3	Credit quality of counterparties	143	(37)	106
4	Model updates	4,485	606	5,090
5	Methodology and policy	(33)	(186)	(219)
5a	of which: regulatory add-ons	(33)	(186)	(219)
6	Acquisitions and disposals	0	0	0
7	Foreign exchange movements	(292)	(64)	(356)
8	Other	0	0	0
9	RWA as of 30.6.17	16,648	4,118	20,766
1 Excludes advanced credit valuation adjustment RWA of CHF 2,707 million as of 30 June 2017 (31 March 2017: CHF 2,829 million).

UBS Group AG consolidated

Market risk RWA development in the quarter

The four main components that contribute to market risk RWA are VaR, stressed value-at-risk (SVaR), incremental risk charge (IRC) and comprehensive risk measure (CRM). VaR and SVaR components include the RWA charge for risks-not-in-VaR. The “MR2: RWA flow statements of market risk exposures under an internal models approach” table on the following page provides a breakdown of the market risk RWA movement in the second quarter of 2017 across these components, according to BCBS-defined movement categories. These categories are described below.

Definitions of market risk RWA movement table components for MR2

References from the below table link to the line numbers provided in the movement table on the next page.

Reference	Description	Definition
1/8c	RWA as of previous and current reporting period end (end of period)	Quarter-end RWA
1a/ 8b	Regulatory adjustment	Indicates the difference between row lines 1 and 1b, and 8c and 8a, respectively.
1b/ 8a	RWA at previous and current quarter end (end of day)

For a given component (e.g., VaR), this refers to the RWA computed whenever that component’s snapshot quarter-end figure is higher than the 60-day average for regulatory VaR, and 12-week average for SVaR and IRC, thus determining the quarter-end RWA. The regulatory adjustment would be zero, if the quarter-end RWA were triggered by the snapshot quarter-end figure.

Movement of end-of-day RWA
2	Movement in risk levels	Movements due to changes in positions and risk levels.
3	Model updates / changes	Movements due to routine updates to model parameters and model changes.
4	Methodology and policy	Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions of existing regulations, new regulations and add-ons mandated by the regulator.
5	Acquisitions and disposals

Movements due to the disposal or acquisition of business operations, quantified based on the market risk exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movements in risk levels.”

6	Foreign exchange movements

Movements due to changes in exchange rates. Note that the effect of movements in exchange rates is captured in “Movement in risk levels,” since exchange rate movements are part of the effects of market movements on risk levels.

7	Other	Movements due to changes that cannot be attributed to any other category.

RWA flow

Regulatory VaR and SVaR RWA increased by CHF 4.3 billion, mainly due to higher average SVaR levels during the second quarter of 2017 which contributed CHF 4.1 billion of the increase. The VaR multiplier remained unchanged at 3.

MR2: RWA flow statements of market risk exposures under an internal models approach¹
		a	b	c	d	e	f
CHF million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.3.17	2,286	3,225	3,336	98		8,946
1a	Regulatory adjustment	(1,693)	(2,590)				(4,283)
1b	RWA at previous quarter-end (end of day)	593	635	3,336	98		4,663
2	Movement in risk levels	230	237	47			514
3	Model updates / changes	104	18				122
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other				(42)		(42)
8a	RWA at the end of the reporting period (end of day)	927	891	3,383	56		5,258
8b	Regulatory adjustment	1,531	6,460		41		8,032
8c	RWA as of 30.6.17	2,458	7,350	3,383	97		13,289
1 Components that describe movements in RWA are presented in italic.

UBS Group AG consolidated

Section 3  Going and gone concern requirements and eligible capital

The table below provides details on the Swiss SRB going and gone concern requirements as required by FINMA. More information on capital management is provided on pages 55–63 of our second quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information¹
As of 30.6.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.22	21,917	2.60	22,437	10.22	24,181	3.50	30,131
of which: minimum capital	5.80	13,793	2.10	18,122	4.50	10,651	1.50	12,913
of which: buffer capital	3.20	7,610	0.50	4,315	5.50	13,018	2.00	17,218
of which: countercyclical buffer²	0.22	513			0.22	511
Maximum additional tier 1 capital	3.00	7,135	0.90	7,767	4.30	10,178	1.50	12,913
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	5,232	0.90	7,767	3.50	8,284	1.50	12,913
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	1,903			0.80	1,894
Total going concern capital	12.22	29,052	3.50	30,204	14.52³	34,359	5.00³	43,044
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁴	14,745	2.00⁴	17,260	14.30³	33,848	5.00³	43,044
Total gone concern loss-absorbing capacity	6.20	14,745	2.00	17,260	14.30	33,848	5.00	43,044
Total loss-absorbing capacity	18.42	43,796	5.50	47,464	28.82	68,206	10.00	86,088

Eligible loss-absorbing capacity
Common equity tier 1 capital	14.82	35,243	4.08	35,243	13.47	31,887	3.70	31,887
High-trigger loss-absorbing additional tier 1 capital⁵˒⁶	6.92	16,456	1.91	16,456	3.71	8,780	1.02	8,780
of which: high-trigger loss-absorbing additional tier 1 capital	2.73	6,485	0.75	6,485	2.74	6,485	0.75	6,485
of which: low-trigger loss-absorbing additional tier 1 capital	0.44	1,035	0.12	1,035	0.97	2,295	0.27	2,295
of which: high-trigger loss-absorbing tier 2 capital	0.36	856	0.10	856
of which: low-trigger loss-absorbing tier 2 capital	3.40	8,080	0.94	8,080
Total going concern capital	21.74	51,700	5.99	51,700	17.18	40,668	4.72	40,668
Gone concern loss-absorbing capacity	10.45	24,847	2.88	24,847	14.01	33,151	3.85	33,151
of which: TLAC-eligible senior unsecured debt	9.89	23,521	2.73	23,521	9.94	23,521	2.73	23,521
Total gone concern loss-absorbing capacity	10.45	24,847	2.88	24,847	14.01	33,151	3.85	33,151
Total loss-absorbing capacity	32.19	76,547	8.87	76,547	31.19	73,819	8.57	73,819

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		237,818				236,697
Leverage ratio denominator				862,975				860,879

1 This table does not include the effect of any gone concern requirement rebate.    2 Going concern capital ratio requirements as of 30 June 2017 include countercyclical buffer requirements of 0.22% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    5 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements. Low-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill on a phase-in basis.    6 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. As of 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Explanation of the difference between the IFRS and regulatory scope of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

Following the sale of a life insurance subsidiary in the second quarter of 2017, the consolidation scope difference decreased, compared with 31 March 2017. More information on this sale is provided in “Note 16 Changes in organization and disposals” on page 108 of our second quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

The key difference between the IFRS and regulatory capital scope of consolidation relates to the following entities as of 30 June 2017:

–   investments in insurance, real estate and commercial companies as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting

–   joint ventures that are fully consolidated for regulatory capital purposes, but which are accounted for using the equity method under IFRS

–   UBS Capital Securities (Jersey) Ltd., which has issued preferred securities and is consolidated for regulatory capital purposes but not for IFRS purposes. This entity holds notes issued by UBS AG, which are eliminated in the consolidated regulatory capital accounts. This entity does not have material third-party asset balances and its equity is attributable to non-controlling interests

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities account for most of the difference between the column “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” column in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table. As of 30 June 2017, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under IFRS nor under the regulatory scope. These investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

More information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 13–14 and 325–326, respectively, of our Annual Report 2016, available under “Annual reporting” at www.ubs.com/investors.

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	30.6.17
CHF million	Total assets¹	Total equity¹	Purpose
UBS Asset Management Life Ltd	10,141	38	Life Insurance
A&Q Alternative Solution Limited	394	390²	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	387	383²	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund XL	176	88²	Investment vehicle for multiple investors
UBS Life Insurance Company USA	165	41	Life Insurance
A&Q Alpha Select Hedge Fund Limited	134	132²	Investment vehicle for multiple investors
A&Q Global Alpha Strategies XL Limited	110	55²	Investment vehicle for multiple investors

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

UBS Group AG consolidated

The table below and on the next page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “Composition of capital” table.

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.17	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Assets
Cash and balances with central banks	100,071			100,071
Due from banks	14,420	(190)		14,230
Cash collateral on securities borrowed	15,081			15,081
Reverse repurchase agreements	75,324			75,324
Trading portfolio assets	107,659	(10,307)		97,352
Positive replacement values	121,910	2		121,912
Cash collateral receivables on derivative instruments	22,687			22,687
Loans	308,280	87		308,367
Financial assets designated at fair value	51,787			51,787
Financial assets available for sale	14,114	(31)		14,083
Financial assets held to maturity	8,710			8,710
Consolidated participations	0	100		100
Investments in associates	972			972
of which: goodwill	331			331	4
Property, equipment and software	8,424	(60)		8,364
Goodwill and intangible assets	6,226			6,226
of which: goodwill	6,022			6,022	4
of which: intangible assets	204			204	5
Deferred tax assets	12,372	(1)		12,371
of which: deferred tax assets recognized for tax loss carry-forwards	8,078	(1)		8,078	9
of which: deferred tax assets on temporary differences	4,293			4,293	12
Other assets	22,793	(296)		22,497
of which: net defined benefit pension and other post-employment assets	0			0	10
Total assets	890,831	(10,696)	0	880,136

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.17	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Liabilities
Due to banks	11,598	(34)		11,564
Cash collateral on securities lent	2,538			2,538
Repurchase agreements	11,286			11,286
Trading portfolio liabilities	25,320			25,320
Negative replacement values	119,027	7		119,034
Cash collateral payables on derivative instruments	31,520			31,520
Due to customers	404,303	(52)		404,250
Financial liabilities designated at fair value	54,215			54,215
Debt issued	121,727	(12)		121,715
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital²	5,153			5,153	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital²	2,295			2,295	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital³	8,080			8,080	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital⁴	669			669	8
Provisions	3,207			3,207
Other liabilities	53,653	(10,552)		43,101
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))⁵	896			896	13
of which: deferred tax liabilities related to goodwill	55			55	4
of which: deferred tax liabilities related to other intangible assets	5			5	5
Total liabilities	838,394	(10,643)	0	827,751
Equity
Share capital	385			385	1
Share premium	25,600			25,600	1
Treasury shares	(2,180)			(2,180)	3
Retained earnings	34,074	(166)		33,908	2
Other comprehensive income recognized directly in equity, net of tax	(6,135)	113		(6,022)	3
of which: unrealized gains / (losses) from cash flow hedges	739			739	11
Equity attributable to UBS Group AG shareholders	51,744	(54)	0	51,690
Equity attributable to non-controlling interests	693			693	6
Total equity	52,437	(54)	0	52,384
Total liabilities and equity	890,831	(10,696)	0	880,136

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Composition of capital“ table.    2 Represents IFRS carrying value.    3 IFRS carrying value is CHF 8,110 million.    4 IFRS carrying value is CHF 873 million.    5 IFRS carrying value is CHF 1,771 million. Refer to the “Compensation” section of our Annual Report 2016 for more information on DCCP.

UBS Group AG consolidated

Composition of capital

The table below and on the following pages provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table. Where relevant, the effect of phase-in arrangements is disclosed as well.

Refer to “Capital instruments of UBS Group AG consolidated and UBS AG consolidated and standalone” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the key features of our regulatory capital instruments, as well as the full terms and conditions.

Composition of capital
As of 30.6.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	25,985		1
2	Retained earnings	33,908		2
3	Accumulated other comprehensive income (and other reserves)	(8,202)		3
4	Directly issued capital subject to phase-out from common equity tier 1 (CET1) capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group CET1 capital)
6	Common equity tier 1 capital before regulatory adjustments	51,690
7	Prudential valuation adjustments	(69)
8	Goodwill, net of tax, less additional tier 1 (AT1) capital	(5,039)	(1,260)	4
9	Intangible assets, net of tax	(199)		5
10	Deferred tax assets recognized for tax loss carry-forwards²	(6,566)	(1,641)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(739)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(511)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	58
15	Defined benefit plans			10
16	Compensation and own shares-related capital components (not recognized in net profit)³	(1,401)		13
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET1 instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(658)	(455)	12
22	Amount exceeding the 15% threshold	0	0
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(175)
26b	Other deductions	(1,148)
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions	0
28	Total regulatory adjustments to common equity tier 1	(16,447)	(3,356)

Composition of capital (continued)

As of 30.6.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
29	Common equity tier 1 capital (CET1)	35,243	(3,356)
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	8,780	0
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	8,780	0	13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in line 5) issued by subsidiaries and held by third parties (amount allowed in Group AT1)	657	(657)	6
35	of which: instruments issued by subsidiaries subject to phase-out	657	(657)
36	Additional tier 1 capital before regulatory adjustments	9,436	(657)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(1,260)	1,260
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(1,260)	1,260
	of which: goodwill net of tax, offset against additional loss-absorbing tier 1 capital	(1,260)	1,260
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(1,260)	1,260
44	Additional tier 1 capital (AT1)	8,177	604
45	Tier 1 capital (T1 = CET1 + AT1)	43,421	(2,752)
46	Directly issued qualifying tier 2 instruments plus related stock surplus⁴	8,262	0	7, 13
47	Directly issued capital instruments subject to phase-out from tier 2	685	(685)	8
48	Tier 2 instruments (and CET1 and AT1 instruments not included in lines 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	8,947	(685)
52	Investments in own tier 2 instruments⁵	(17)	16	7, 8
53	Reciprocal crossholdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the AT1 capital
57	Total regulatory adjustments to tier 2 capital	(17)	16

UBS Group AG consolidated

Composition of capital (continued)

As of 30.6.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
58	Tier 2 capital (T2)	8,930	(669)
	of which: high-trigger loss-absorbing capital	90		13
	of which: low-trigger loss-absorbing capital	8,080		7
59	Total capital (TC = T1 + T2)	52,351	(3,421)
	Amount with risk weight pursuant to the transitional arrangement (phase-in)		(1,121)
	of which: net defined benefit pension assets
	of which: deferred tax assets on temporary differences		1,121
60	Total risk-weighted assets	237,818	(1,121)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	14.8
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	18.3
63	Total capital (pos 59 as a percentage of risk-weighted assets)	22.0
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets⁶	6.5
65	of which: capital buffer requirement	1.3
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement	0.5
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	14.8
68a–f	Not applicable for systemically relevant banks according to FINMA Circular 11/2
72	Non-significant investments in the capital of other financials	1,182
73	Significant investments in the common stock of financials	690
74	Mortgage servicing rights, net of tax	0
75	Deferred tax assets arising from temporary differences, net of tax	4,412
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation“ table.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes CHF 526 million in DCCP-related charge for regulatory capital purpose.    4 Consists of loss-absorbing tier 2 capital of CHF 8,080 million, 45% of the gross unrealized gains on available for sale equity and debt instruments of CHF 92 million in line with BIS rules and deferred contingent capital plan instruments of CHF 90 million.    5 Consists of own instruments for loss-absorbing tier 2 capital of CHF 1 million and for phase-out tier 2 capital instruments of CHF 16 million.    6 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital Management“ section of our Annual Report 2016 for more information on the Swiss SRB requirements.

Section 4  Leverage ratio

BIS Basel III leverage ratio

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, which leads to a difference between phase-in and fully applied LRD for deferred tax assets (DTAs) and net defined benefit pension plan assets.

The “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

As of 30 June 2017, our BIS Basel III leverage ratio was 4.7% on a fully applied basis and 5.0% on a phase-in basis. The BIS Basel III LRD was CHF 860.9 billion on a fully applied basis and CHF 863.0 billion on a phase-in basis. Information on our Swiss SRB leverage ratio and the movement in our LRD on a fully applied basis compared with the prior quarter is provided on pages 62-63 of our second quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Difference between the Swiss SRB and BIS leverage ratio

The leverage ratio denominator is the same under Swiss SRB and BIS rules. However, there is a difference in the capital numerator between the two frameworks. Under BIS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1, tier 2 capital instruments and / or TLAC-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	30.6.17	31.3.17
On-balance sheet exposures
IFRS total assets	890,831	909,608
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(10,696)	(15,277)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(144,599)	(144,083)
Less carrying value of securities financing transactions in IFRS total assets²	(107,061)	(112,000)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	628,475	638,248
Asset amounts deducted in determining BIS Basel III tier 1 capital	(14,408)	(15,127)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	614,067	623,120

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

UBS Group AG consolidated

BIS Basel III leverage ratio common disclosure
CHF million, except where indicated		30.6.17	31.3.17

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	628,475	638,248
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(14,408)	(15,127)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	614,067	623,120

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	42,545	41,824
5	Add-on amounts for PFE associated with all derivatives transactions	83,041	86,870
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(11,303)	(11,311)
8	(Exempted CCP leg of client-cleared trade exposures)	(17,020)	(17,948)
9	Adjusted effective notional amount of all written credit derivatives¹	108,420	127,032
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)²	(106,029)	(123,754)
11	Total derivative exposures	99,653	102,712

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	174,874	191,197
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(67,813)	(79,197)
14	CCR exposure for SFT assets	8,751	8,754
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	115,811	120,754

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	96,671	103,137
18	(Adjustments for conversion to credit equivalent amounts)	(63,228)	(66,316)
19	Total off-balance sheet items	33,443	36,821
	Total exposures (leverage ratio denominator), phase-in	862,975	883,408
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(2,096)	(2,225)
	Total exposures (leverage ratio denominator), fully applied	860,879	881,183

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	43,421	43,182
21	Total exposures (leverage ratio denominator)	862,975	883,408
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	5.0	4.9

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	40,668	40,317
21	Total exposures (leverage ratio denominator)	860,879	881,183
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.7	4.6

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

BIS Basel III leverage ratio summary comparison
CHF million		30.6.17	31.3.17
1	Total consolidated assets as per published financial statements	890,831	909,608
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(25,104)	(30,405)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(44,946)	(41,371)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,751	8,754
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	33,443	36,821
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator), phase-in	862,975	883,408
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	30.6.17	31.3.17	31.12.16	30.9.16
Total tier 1 capital	43,421	43,182	44,941	44,061
BIS total exposures (leverage ratio denominator)	862,975	883,408	874,925	881,717
BIS Basel III leverage ratio (%)	5.0	4.9	5.1	5.0

Fully applied	30.6.17	31.3.17	31.12.16	30.9.16
Total tier 1 capital	40,668	40,317	39,844	39,003
BIS total exposures (leverage ratio denominator)	860,879	881,183	870,470	877,313
BIS Basel III leverage ratio (%)	4.7	4.6	4.6	4.4

UBS Group AG consolidated

Section 5  Liquidity coverage ratio

High-quality liquid assets

High-quality liquid assets (HQLA) must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets which are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizeable market and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.

High-quality liquid assets
	Average 2Q17¹			Average 1Q17¹
CHF billion	Level 1 weighted liquidity value²	Level 2 weighted liquidity value²	Total weighted liquidity value²	Level 1 weighted liquidity value²	Level 2 weighted liquidity value²	Total weighted liquidity value²
Cash balances³	114	0	114	107	0	107
Securities	66	15	80	76	14	90
Total high-quality liquid assets⁴	179	15	194	183	14	197

1 Calculated based on an average of 60 data points in the second quarter of 2017 and 61 data points in the first quarter of 2017.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

Liquidity coverage ratio

In the second quarter of 2017, our liquidity coverage ratio (LCR) increased 3 percentage points to 131%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase in LCR primarily resulted from a decrease in net cash outflows, mainly related to secured lending, financial liabilities designated at fair value and customer deposits. This decrease was partly offset by a reduction in eligible HQLA, resulting from increased liquidity requirements applicable to our US operations.

Liquidity coverage ratio
		Average 2Q17¹		Average 1Q17
CHF billion, except where indicated		Unweighted value	Weighted value²	Unweighted value	Weighted value²

High-quality liquid assets
1	High-quality liquid assets	196	194	200	197

Cash outflows
2	Retail deposits and deposits from small business customers	232	25	236	26
3	of which: stable deposits	39	1	39	1
4	of which: less stable deposits	193	24	197	25
5	Unsecured wholesale funding	196	113	200	114
6	of which: operational deposits (all counterparties)	35	9	37	9
7	of which: non-operational deposits (all counterparties)	146	90	146	88
8	of which: unsecured debt	15	15	17	17
9	Secured wholesale funding		77		77
10	Additional requirements:	88	29	91	33
11	of which: outflows related to derivatives and other transactions	45	19	45	20
12	of which: outflows related to loss of funding on debt products³	0	0	0	0
13	of which: committed credit and liquidity facilities	44	10	46	13
14	Other contractual funding obligations	18	15	14	12
15	Other contingent funding obligations	206	6	203	7
16	Total cash outflows		266		269

Cash inflows
17	Secured lending	292	77	288	74
18	Inflows from fully performing exposures	59	31	60	32
19	Other cash inflows	10	10	10	10
20	Total cash inflows	361	118	357	115

			Average 2Q17¹		Average 1Q17
CHF billion, except where indicated			Total adjusted value⁴		Total adjusted value⁴

Liquidity coverage ratio
21	High-quality liquid assets		194		197
22	Net cash outflows		148		154
23	Liquidity coverage ratio (%)		131		128

1 Calculated based on an average of 60 data points in the second quarter of 2017 and 61 data points in the first quarter of 2017.    2 Calculated after the application of inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include required information on the regulatory capital components and capital ratios, as well as leverage and liquidity coverage ratios where required, of UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated. UBS AG consolidated capital and leverage ratio information is provided in the UBS AG second quarter 2017 report, which will be available from 3 August 2017 under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Swiss SRB capital requirements and capital information

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014 and is still effective. More information is provided in “Section 2 UBS AG standalone” of the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

The tables in this sub-section provide UBS AG standalone capital information under Swiss SRB regulations, as per the aforementioned FINMA decree. In addition to the 14% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer (CCB) requirements on a standalone basis. The effect of the CCB requirements was immaterial as of 30 June 2017.

Prudential key figures¹
CHF million, except where indicated		30.6.17	31.3.17
1	Minimum capital requirement (8% of RWA)	18,699	18,279
2	Eligible capital	34,891	33,632
3	of which: CET1 capital	34,891	33,632
4	of which: tier 1 capital	34,891	33,632
5	Risk-weighted assets	233,737	228,483
6	CET1 capital ratio in % of RWA	14.9	14.7
7	Tier 1 capital ratio in % of RWA	14.9	14.7
8	Total capital ratio in % of RWA	14.9	14.7
9	Countercyclical buffer (CCB) in % of RWA	0.0	0.0
10	CET1 capital requirement (including CCB) (%)	10.0	10.0
11	Tier 1 capital requirement (including CCB) (%)	11.6	11.6
12	Total capital requirement (including CCB) (%)	14.0	14.0
13	Basel III leverage ratio (%)²	6.2	5.8
14	Leverage ratio denominator	566,091	577,990
15	Liquidity coverage ratio (%)	128	123
16	Numerator: High-quality liquid assets (CHF billion)	87	91
17	Denominator: Net cash outflows (CHF billion)	68	74
1 Based on the applicable phase-in rules for Swiss systemically relevant banks (SRBs). 2 On the basis of tier 1 capital.

Capital

Capital ratio requirements and information (phase-in)
	Capital ratio (%)				Capital
	Requirement	Actual			Requirement	Eligible
CHF million, except where indicated	30.6.17	30.6.17	31.3.17	31.12.16	30.6.17	30.6.17	31.3.17	31.12.16
Common equity tier 1 capital	10.0	14.9	14.7	14.6	23,410	34,891	33,632	33,983
Tier 1 capital	11.6	14.9	14.7	14.6	27,149	34,891	33,632	33,983
Total capital	14.0	14.9	14.7	14.6	32,759	34,891	33,632	33,983

Capital information (phase-in)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16

Capital
Common equity tier 1 capital	50,006	50,575	51,331
Deductions from common equity tier 1 capital	(15,115)	(16,943)	(17,348)
Total common equity tier 1 capital	34,891	33,632	33,983
High-trigger loss-absorbing additional tier 1 capital	3,642	3,781	3,919
Low-trigger loss-absorbing additional tier 1 capital	1,095	1,069	1,071
Deductions from high- and low-trigger loss-absorbing additional tier 1 capital	(4,738)	(4,850)	(4,990)
Total loss-absorbing additional tier 1 capital	0	0	0
Total tier 1 capital	34,891	33,632	33,983
Low-trigger loss-absorbing tier 2 capital	8,080	8,238	10,402
Phase-out hybrid tier 2 capital	657	641	642
Phase-out tier 2 capital	669	688	698
Deductions from tier 2 capital	(9,406)	(9,567)	(11,742)
Total tier 2 capital	0	0	0
Total capital	34,891	33,632	33,983

Risk-weighted assets
Risk-weighted assets	233,737	228,483	232,422

Capital ratios (%)
Common equity tier 1 capital ratio	14.9	14.7	14.6
Tier 1 capital ratio	14.9	14.7	14.6
Total capital ratio	14.9	14.7	14.6

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio requirements and information (phase-in)
	Leverage ratio (%)				Leverage ratio capital
	Requirement¹	Actual			Requirement	Eligible
CHF million, except where indicated	30.6.17	30.6.17	31.3.17	31.12.16	30.6.17	30.6.17	31.3.17	31.12.16
Common equity tier 1 capital	2.4	6.2	5.8	6.0	13,586	34,891	33,632	33,983
Tier 1 capital	2.8	6.2	5.8	6.0	15,760	34,891	33,632	33,983
Total capital	3.4	6.2	5.8	6.0	19,021	34,891	33,632	33,983
1 Requirements for common equity tier 1 capital (24% of 10%), tier 1 capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio (phase-in)
CHF billion	30.6.17	31.3.17	31.12.16
Swiss GAAP total assets	453.6	452.3	439.5
Difference between Swiss GAAP and IFRS total assets	116.8	119.0	151.3
Less: derivative exposures and SFTs¹	(213.3)	(220.0)	(248.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	357.1	351.3	342.5
Derivative exposures	96.0	97.8	98.5
Securities financing transactions	93.3	104.1	93.5
Off-balance sheet items	34.3	40.0	40.7
Items deducted from Swiss SRB tier 1 capital	(14.7)	(15.3)	(13.2)
Total exposures (leverage ratio denominator)	566.1	578.0	562.0

CHF million, except where indicated	30.6.17	31.3.17	31.12.16
Common equity tier 1 capital	34,891	33,632	33,983
Additional tier 1 capital	0	0	0
Tier 2 capital	0	0	0
Total capital	34,891	33,632	33,983
Leverage ratio (%)	6.2	5.8	6.0

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.9.16
Total tier 1 capital	34,891	33,632	33,983	34,844
Total exposures (leverage ratio denominator)	566,091	577,990	561,979	588,098
BIS Basel III leverage ratio (%)	6.2	5.8	6.0	5.9

Liquidity coverage ratio

UBS AG is required to maintain a minimum LCR of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 2Q17²	Average 1Q17
High-quality liquid assets	87	91
Total net cash outflows	68	74
of which: cash outflows	188	189
of which: cash inflows	120	115
Liquidity coverage ratio (%)	128	123

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 60 data points in the second quarter of 2017 and 61 data points in the first quarter of 2017.

Section 3  UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2017, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 12.51% and 3.5%, respectively. The gone concern requirements on a phase-in basis were 6.2% for the RWA-based requirement and 2.0% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information¹
As of 30.6.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %²		in %		in %		in %
Common equity tier 1 capital	9.51	8,986	2.60	8,032	10.51	9,931	3.50	10,812
of which: minimum capital	5.80	5,482	2.10	6,487	4.50	4,254	1.50	4,634
of which: buffer capital	3.20	3,025	0.50	1,545	5.50	5,199	2.00	6,178
of which: countercyclical buffer³	0.51	478			0.51	478
Maximum additional tier 1 capital	3.00	2,836	0.90	2,780	4.30	4,065	1.50	4,634
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	2,080	0.90	2,780	3.50	3,308	1.50	4,634
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	756			0.80	756
Total going concern capital	12.51	11,821	3.50	10,812	14.81⁴	13,995	5.00⁴	15,446
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁵	5,861	2.00⁵	6,178	14.30⁴	13,517	5.00⁴	15,446
Total gone concern loss-absorbing capacity	6.20	5,861	2.00	6,178	14.30	13,517	5.00	15,446
Total loss-absorbing capacity	18.71	17,682	5.50	16,990	29.11	27,512	10.00	30,892

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.87	10,276	3.33	10,276	10.87	10,276	3.33	10,276
High-trigger loss-absorbing additional tier 1 capital	2.12	2,000	0.65	2,000	2.12	2,000	0.65	2,000
of which: high-trigger loss-absorbing additional tier 1 capital	2.12	2,000	0.65	2,000	2.12	2,000	0.65	2,000
Total going concern capital	12.99	12,276	3.97	12,276	12.99	12,276	3.97	12,276
Gone concern loss-absorbing capacity	6.24	5,900	1.91	5,900	6.24	5,900	1.91	5,900
of which: TLAC-eligible senior unsecured debt	3.60	3,400	1.10	3,400	3.60	3,400	1.10	3,400
Total gone concern loss-absorbing capacity	6.24	5,900	1.91	5,900	6.24	5,900	1.91	5,900
Total loss-absorbing capacity	19.23	18,176	5.88	18,176	19.23	18,176	5.88	18,176

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		94,525				94,525
Leverage ratio denominator				308,917				308,917

1 This table does not include the effect of any gone concern requirement rebate. UBS Switzerland AG is compliant with all regulatory requirements.    2 The total loss-absorbing capacity ratio requirement of 18.71% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.51%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB phase-in requirements.    3 Going concern capital ratio requirements as of 30 June 2017 include CCB requirements of 0.51% for the phase-in and fully applied requirement.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.17	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	10,276	10,373	10,416	10,276	10,373	10,416
High-trigger loss-absorbing additional tier 1 capital	2,000	2,000	1,235¹	2,000	2,000	2,000
Total tier 1 capital	12,276	12,373	11,651	12,276	12,373	12,416
Total going concern capital	12,276	12,373	11,651	12,276	12,373	12,416

Gone concern loss-absorbing capacity
High-trigger loss-absorbing additional tier 1 capital			765¹
Low-trigger loss-absorbing tier 2 capital	2,500¹	2,500¹	2,500¹	2,500	2,500	2,500
TLAC-eligible senior unsecured debt	3,400	3,400		3,400	3,400
Total gone concern loss-absorbing capacity	5,900	5,900	3,265	5,900	5,900	2,500

Total loss-absorbing capacity
Total loss-absorbing capacity	18,176	18,273	14,916	18,176	18,273	14,916

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	94,525	94,123	93,281	94,525	94,123	93,281
Leverage ratio denominator	308,917	312,371	306,586	308,917	312,371	306,586

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	13.0	13.1	12.5	13.0	13.1	13.3
of which: common equity tier 1 capital ratio	10.9	11.0	11.2	10.9	11.0	11.2
Gone concern loss-absorbing capacity ratio	6.2	6.3	3.5	6.2	6.3	2.7
Total loss-absorbing capacity ratio	19.2	19.4	16.0	19.2	19.4	16.0

Leverage ratios (%)
Going concern leverage ratio	4.0	4.0	3.8	4.0	4.0	4.0
of which: common equity tier 1 leverage ratio	3.3	3.3	3.4	3.3	3.3	3.4
Gone concern leverage ratio	1.9	1.9	1.1	1.9	1.9	0.8
Total loss-absorbing capacity leverage ratio	5.9	5.8	4.9	5.9	5.8	4.9

1 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger loss-absorbing additional tier 1 capital. Outstanding low-trigger loss-absorbing tier 2 capital instruments would qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. However, as of 30 June 2017, 31 March 2017 and 31 December 2016, the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million was used to meet the gone concern requirements. Additionally, as of 31 December 2016, CHF 765 million of high-trigger loss-absorbing additional tier 1 capital was used to meet the gone concern requirements.

Leverage ratio information

Swiss SRB leverage ratio denominator
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
	30.6.17	31.3.17	31.12.16	30.6.17	31.3.17	31.12.16

Leverage ratio denominator (CHF billion)
Swiss GAAP total assets	296.6	300.0	294.5	296.6	300.0	294.5
Difference between Swiss GAAP and IFRS total assets	1.6	1.4	1.5	1.6	1.4	1.5
Less: derivative exposures and SFTs¹	(40.3)	(37.9)	(32.3)	(40.3)	(37.9)	(32.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	257.9	263.5	263.7	257.9	263.5	263.7
Derivative exposures	4.7	4.4	4.7	4.7	4.4	4.7
Securities financing transactions	34.9	33.0	26.4	34.9	33.0	26.4
Off-balance sheet items	11.8	11.7	12.0	11.8	11.7	12.0
Items deducted from Swiss SRB tier 1 capital	(0.4)	(0.3)	(0.3)	(0.4)	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	308.9	312.4	306.6	308.9	312.4	306.6

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.9.16
Total tier 1 capital	12,276	12,373	12,416	12,476
Total exposures (leverage ratio denominator)	308,917	312,371	306,586	315,057
BIS Basel III leverage ratio (%)	4.0	4.0	4.0	4.0

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 2Q17²	Average 1Q17
High-quality liquid assets	76	77
Total net cash outflows	61	62
of which: cash outflows	97	101
of which: cash inflows	36	39
Liquidity coverage ratio (%)	125	124

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 60 data points in the second quarter of 2017 and 61 data points in the first quarter of 2017.

Significant regulated subsidiaries and sub-groups

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date
		Share capital	Additional tier 1 capital	Tier 2 capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules¹	CET1 – Going concern capital	Additional tier 1 – Going concern capital	Tier 2 – Gone concern loss-absorbing capacity⁴	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules²	CET1 – Going concern capital	Additional tier 1 – Going concern capital	Gone concern loss-absorbing capacity⁴	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group&solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan⁵	Loan⁵	Loan⁵
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)¹	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
10	Accounting classification³	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost	Due to banks held at amortized cost	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	1 April 2015	11 March 2016
12	Perpetual or dated	–	Perpetual	Dated	Perpetual
13	Original maturity date	–	–	1 April 2025	–
14	Issuer call subject to prior supervisory approval	–	Yes	Yes	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest
			–	Early repayment possible upon a change in progressive capital component requirement, subject to FINMA approval. Repayment amount: 101% of principal amount, together with accrued and unpaid interest	–

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating	Floating	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semiannually	6-month CHF Libor + 200 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly
19	Existence of a dividend stopper	–	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary	Mandatory	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No	No	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	–	–	–	–
25	If convertible, fully or partially	–	–	–	–
26	If convertible, conversion rate	–	–	–	–
27	If convertible, mandatory or optional conversion	–	–	–	–
28	If convertible, specify instrument type convertible into	–	–	–	–
29	If convertible, specify issuer of instrument it converts into	–	–	–	–
30	Write-down feature	–	Yes	Yes	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%	Trigger: CET1 ratio is less than 5%	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability

Subject to applicable conditions.

32	If write-down, full or partial	–	Full	Full	Full
33	If write-down, permanent or temporary	–	Permanent	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	–	–	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (section 745, Swiss Civil Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as unsecured, subordinated and dated obligations

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features, which prevent full recognition under Basel III	–	–	–	–
37	If yes, specify non-compliant features	–	–	–	–

1 Based on Swiss SRB phase-in (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1.1.20.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Outstanding low-trigger loss-absorbing tier 2 capital would qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. As of 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility. However, as of 30 June 2017, the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million was used to meet the gone concern requirements.    5 Loans granted by UBS AG, Switzerland.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Limited standalone

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Limited standalone based on the Pillar 1 capital requirements. Moreover, entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures¹˒²
GBP million, except where indicated		30.6.17	31.3.17
1	Minimum capital requirement (8% of RWA)	976	946
2	Eligible capital	3,427	3,420
3	of which: common equity tier 1 (CET1) capital	2,505	2,503
4	of which: tier 1 capital	2,740	2,738
5	Risk-weighted assets	12,195	11,821
6	CET1 capital ratio in % of RWA	20.5	21.2
7	Tier 1 capital ratio in % of RWA	22.5	23.2
8	Total capital ratio in % of RWA	28.1	28.9
9	Countercyclical buffer (CCB) in % of RWA	0.0	0.0
10	CET1 capital requirement (including CCB) (%)	5.8	5.8
11	Tier 1 capital requirement (including CCB) (%)	7.3	7.3
12	Total capital requirement (including CCB) (%)	9.3	9.3
13	Basel III leverage ratio (%)³	7.2	6.5
14	Leverage ratio denominator	37,880	41,833

1 Based on Directive 2013/36/EU and Regulation 575/2013 (together known as “CRD IV”) and their related technical standards, as implemented in the UK by the Prudential Regulation Authority.    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Limited as of 30 June 2017.    3 On the basis of tier 1 capital.

Section 5  UBS Americas Holding LLC consolidated

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on Pillar 1 capital requirements. Moreover, entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures¹˒²
USD million, except where indicated		30.6.17	31.3.17
1	Minimum capital requirement (8% of RWA)	4,223	4,370
2	Eligible capital	12,543	12,266
3	of which: common equity tier 1 (CET1) capital	11,048	10,663
4	of which: tier 1 capital	11,830	11,546
5	Risk-weighted assets	52,792	54,620
6	CET1 capital ratio in % of RWA	20.9	19.5
7	Tier 1 capital ratio in % of RWA	22.4	21.1
8	Total capital ratio in % of RWA	23.8	22.5
9	Countercyclical buffer (CCB) in % of RWA
10	CET1 capital requirement (including CCB) (%)	5.8	5.8
11	Tier 1 capital requirement (including CCB) (%)	7.3	7.3
12	Total capital requirement (including CCB) (%)	9.3	9.3
13	Basel III leverage ratio (%)³	9.3	9.1
14	Leverage ratio denominator	127,648	127,512

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Americas Holding LLC as of 30 June 2017.    3 On the basis of tier 1 capital.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of

                        information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

                        loss

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DOL                 Department of Labor

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax

                        Administration

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

Appendix

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBC                 risk-based capital

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

U

USD                 US dollar

V

VaR                 value-at-risk

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2017 report and its Annual Report 2016, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date: July 28, 2017